UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington,D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

POSCO

(Translation of registant's name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F, Form20-F☐ Form 40-F☐]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐ No☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________________.]

SIGNITURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date June 7, 2002 By ____________________
(Signiture)*

*Print the name and title under the signiture of the signing officer. Name: Jae-Ku Cho
Title: Head of IR Team

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K:

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized. or(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or(iii) distributes or is required to distribute to its security holders.

SEC1815(7-91)

■ POSCO's Approval

Please be advised that the BOD of POSCO approved the resolution by BOD of POSCO E&C which is one of subsidiaries of POSCO.

To facilitate the successful listing of POSCO E&C on the stock market, capital reduction with/without consideration will be achieved, as follows, and POSCO will relinquish its rights to POSCO E&C's stocks at the time of new issue for its going public and capital increase with consideration for equity allotment to the employee stock ownership association.

1. POSCO E&C's capital reduction with/without consideration
   - ○ Method of capital reduction: even reduction
   - ○ Amount of capital reduction: 203.5 billion won
     - 60 billion won (with consideration)
     - 143.5 billion won (without consideration)

2. New issuance for going public and equity allotment to the employee stock ownership association
   - ○ Amount of capital increase with consideration: 60 billion won (30% of the total number of shares issued at the time of listing)
     - Equity allotment to the employee stock ownership association (10%): 20 billion won (4 million shares)
     - Allotment to general shareholders (20%): 40 billion won (8 million shares)
   - ○ Relinquishment of rights to stocks in the case of capital increase with consideration for equity allotment to the employee stock ownership association.

3. The executive in charge of investments will be commissioned to handle other practical matters related to capital reduction with/without consideration and relinquishment of rights in the case of going public.